Exhibit 21.6

Pepco Holdings LLC

12/31/2016

Subsidiary	Jurisdiction
Atlantic City Electric Company	New Jersey
Atlantic City Electric Transition Funding LLC	Delaware
Delmarva Power & Light Company	Delaware & Virginia
Millennium Account Services, LLC	Delaware
PHI Service Company	Delaware
Potomac Electric Power Company	District of Columbia & Virginia
POM Holdings, Inc.	Delaware